Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplement dated June 4, 2019 to the

Prospectus dated June 4, 2019

Registration No. 333-231948

PRICING TERM SHEET

June 5, 2019

Altair Engineering Inc.

$200,000,000 Aggregate Principal Amount of 0.250% Convertible Senior Notes due 2024 (the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement, dated June 4, 2019, relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated June 4, 2019. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information therein. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The Issuer has increased the size of the Offering to $200,000,000 (or $230,000,000 if the underwriters’ option to purchase additional Notes is exercised in full). The final prospectus supplement for the Offering will reflect conforming changes relating to such increase in the size of the Offering.

Issuer:	Altair Engineering Inc. (the “Issuer”)

Ticker / exchange for Class A common stock:	ALTR / The Nasdaq Global Select Market (“NADSAQ”)

Securities:	0.250% Convertible Senior Notes due 2024 (the “Notes”). The Preliminary Prospectus Supplement also registers the offering and sale of the shares of the Issuer’s Class A common stock potentially issuable upon conversion of the Notes.

Aggregate principal amount of Notes offered:	$200,000,000 (or $230,000,000 if the underwriters’ option to purchase additional Notes is exercised in full)

Public offering price:	100% plus accrued interest, if any, from June 10, 2019

Maturity date:	June 1, 2024, unless earlier repurchased, redeemed or converted

Interest rate:	0.250% per annum from June 10, 2019

Interest payment dates:	June 1 and December 1, beginning December 1, 2019

NASDAQ closing price of the Issuer’s Class A common stock on June 5, 2019:	$35.77 per share

Conversion premium:	Approximately 30% above the NASDAQ closing price of the Issuer’s Class A common stock on June 5, 2019

Initial conversion rate:	21.5049 shares of Class A common stock per $1,000 principal amount of Notes

Initial conversion price:	Approximately $46.50 per share of Class A common stock

Use of proceeds:

The Issuer estimates that the aggregate net proceeds from the Offering will be approximately $192.8 million (or approximately $221.9 million if the underwriters exercise their option to purchase additional Notes in full), after deducting the underwriting discounts and commissions and estimated offering expenses related to the Offering.

The Issuer intends to use a portion of the net proceeds it receives from the Offering to repay outstanding indebtedness under its $150.0 million revolving credit facility, which was approximately $14.8 million as of March 31, 2019. The Issuer intends to use the remaining net proceeds from the Offering for acquisitions of, or investments in, technologies, solutions or businesses that complement the Issuer’s business and for other general corporate purposes, including working capital, developing and building an addition adjacent to the Issuer’s corporate headquarters facilities and related real estate development matters, sales and marketing activities, general and administrative matters and capital expenditures. The Issuer does not have any agreements or binding commitments for any such acquisitions or investments at this time. These expectations are subject to change.

Underwriting discounts and commissions:	$30.00 per $1,000 principal amount of Notes $6,000,000 in aggregate (or $6,900,000 million in aggregate if the underwriters’ option to purchase additional Notes is exercised in full)

Redemption:	The Issuer may not redeem the Notes prior to June 6, 2022. The Issuer may redeem for cash all or any portion of the Notes, at the Issuer’s option, on or after June 6, 2022, if the last reported sale price of the Class A common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes.

Pricing date:	June 5, 2019

Trade date:	June 6, 2019

Settlement date:	June 10, 2019

Book-running managers:	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC RBC Capital Markets, LLC

Co-managers:	William Blair & Company, L.L.C. Canaccord Genuity LLC Needham & Company, LLC Berenberg Capital Markets LLC

CUSIP number / ISIN:	021369 AA1 / US021369AA17

Increase in conversion rate upon conversion upon a make-whole fundamental change or during a redemption period:	If (i) the effective date of a make-whole fundamental change occurs prior to the maturity date of the Notes or (ii) the Issuer gives a notice of redemption with respect to any or all of the Notes and, in each case, a holder elects to convert its Notes in connection with such make-whole fundamental change or during the related redemption period, as applicable, the following table sets forth the number of additional shares of Class A common stock by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date or redemption notice date set forth below:

	Stock Price
Effective date/redemption notice date	$35.77	$38.00	$41.00	$46.50	$50.00	$60.45	$70.00	$80.00	$100.00	$125.00	$150.00
June 10, 2019	6.4514	5.7871	4.8456	3.5488	2.9340	1.7070	1.0637	0.6533	0.2383	0.0498	0.0014
June 1, 2020	6.4514	5.7844	4.7822	3.4875	2.8464	1.5909	0.9531	0.5596	0.1819	0.0277	0.0000
June 1, 2021	6.4514	5.7816	4.7188	3.2875	2.6286	1.3757	0.7717	0.4191	0.1094	0.0066	0.0000
June 1, 2022	6.4514	5.5937	4.4480	2.9394	2.2662	1.0534	0.5234	0.2450	0.0387	0.0000	0.0000
June 1, 2023	6.4514	5.2271	3.9329	2.3041	1.6288	0.5676	0.2084	0.0643	0.0000	0.0000	0.0000
June 1, 2024	6.4514	4.8108	2.8854	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates or redemption notice dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date or redemption notice date, as the case may be, is between two effective dates or redemption notice dates, as applicable, in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates or redemption notice dates, as applicable, based on a 365-day year;

•

If the stock price is greater than $150.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

If the stock price is less than $35.77 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 27.9563 shares of Class A common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of notes——Conversion rate adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the Offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the related base prospectus and the other documents the Issuer has filed with the SEC that are incorporated by reference into the Preliminary Prospectus Supplement for more complete information about the Issuer and Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at

http://www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: (866) 803-9204 or email: prospectus-eq_fi@jpmchase.com, Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by emailing prospectus-ny@ny.email.gs.com or RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281; telephone: (877) 822-4089.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.